Exhibit 99.B(d)(55)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

Security Capital Research & Management Incorporated

As of May 14, 2002, as amended July 1, 2003, September 15, 2006 and  March 24, 2011

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

Small Cap Fund

The fee for the REIT mandate (within the SIIT Small Cap Fund) will be calculated based on the average daily value of the Assets of the Fund managed by the Sub-Adviser aggregated with the average daily value of the assets of such other SEI mutual funds or accounts with similar mandates (i.e., REIT) as the Sub-Adviser may now or in the future agree to provide investment advisory/sub-advisory services.

The REIT mandate’s fee will be its pro rata portion of the total fee calculated as set forth below:

•                  X.XX% on the first $XX million of Assets;

•                  X.XX% on the next $XX million of Assets; and

•                  X.XX% on Assets over $XX million.

As of the effective date of this amendment the REIT funds are as follows:

•                  SIMT Real Estate Fund;

•                  SIMT Small Cap Value Fund;

•                  SIIT Small Cap Fund; and

•                  SIIT Small/Mid Cap Equity Fund.

Agreed and Accepted:

SEI Investments Management Corporation		Security Capital Research & Management Incorporated

By:	/s/ Eric J. Hoerdemann	By:	/s/ Michael J. Heller

Name:	Eric J. Hoerdemann	Name:	Michael J. Heller

Title:	Vice President	Title:	Executive Director